                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                                CORECOMM LIMITED
                       (NAME OF SUBJECT COMPANY (ISSUER))

                         CORECOMM HOLDCO, INC. (OFFEROR)
 (NAME OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                   6% CONVERTIBLE SUBORDINATED NOTES DUE 2006
                         (TITLE OF CLASS OF SECURITIES)


                                    21869Q108
                                    21869NAA3
                                    21869NAB1
                                    21869NAC9
                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)


           MICHAEL A. PETERSON                         THOMAS H. KENNEDY, ESQ.
EXECUTIVE VICE PRESIDENT, CHIEF OPERATING          SKADDEN, ARPS, SLATE, MEAGHER
   OFFICER AND CHIEF FINANCIAL OFFICER                      & FLOM LLP
          CORECOMM HOLDCO, INC.                          FOUR TIMES SQUARE
    110 EAST 59TH STREET, 26TH FLOOR                 NEW YORK, NEW YORK 10036
        NEW YORK, NEW YORK 10022                          (212) 735-3000
              (212) 906-8485



  (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)



                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
TRANSACTION VALUATION*                                      AMOUNT OF FILING FEE
----------------------                                      --------------------
$15,921,184                                                               $1,465
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Exchange Act, equals 92/1,000,000 of the transaction valuation. The amount of the transaction valuation attributable to the shares of CoreComm Limited common stock equals $14,337,851, calculated by multiplying (1) $0.0945, the average of the high and low sale prices per share of CoreComm Limited common stock on February 5, 2002, as reported by the Nasdaq National Market times (2) 151,723,284 shares of CoreComm Limited common stock (including shares issuable pursuant to the exercise of CoreComm Limited warrants) estimated to be received by CoreComm Holdco, Inc. pursuant to the exchange offers. The aggregate principal amount of the 6% Convertible Subordinated Notes due 2006 of CoreComm Limited sought for exchange equals $4,750,000. Under Rule 0-11(a)(4) of the Exchange Act, because there is no market for the 6% Convertible Subordinated Notes due 2006 of CoreComm Limited and because CoreComm Limited has an accumulated capital deficit, only one third of such amount, or $1,583,333, is considered to be the transaction valuation for purposes of calculating the filing fee, resulting in a total transaction valuation of $15,921,184.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $1,465
Filing Party:              CoreComm Holdco, Inc.
Form or Registration No.:  Form S-4 and Schedule TO
Date Filed:                February 8, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ]     third-party tender offer subject to Rule 14d-1.
      [X]     issuer tender offer subject to Rule 13e-4.
      [ ]     going-private transaction subject to Rule 13e-3.
      [ ]     amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 3 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") by CoreComm Holdco, Inc. ("Holdco"), a Delaware corporation, on February 8, 2002 and amended by Amendment No. 1 thereto filed March 13, 2002 and Amendment No. 2 filed April 8, 2002 (as so amended, the "Schedule TO"). The Schedule TO is being filed under the Securities Act of 1933, as amended, in connection with the filing of a registration statement on Form S-4 on February 8, 2002 and amended by Amendment No. 1 thereto filed on April 15, 2002 (as so amended, the "Registration Statement"), regarding offers (the "Exchange Offers") by Holdco to exchange:

- 1/38.9 of a share of its common stock, par value $0.01 per share, together with the associated rights to purchase shares of Holdco's Series A junior participating preferred stock which are attached to each share of common stock (collectively, the "Holdco Common Stock") (rounded up to the nearest whole share for each unaffiliated holder) for each validly tendered and accepted share of common stock, par value $0.01 per share of CoreComm Limited ("Limited"), a Delaware corporation; and

- 9.1047 shares of Holdco Common Stock (rounded up to the nearest whole share for each unaffiliated holder) and $30.00 in cash (which is equal to the amount of the April 1, 2002 interest payment that has not been paid), net without interest, for each $1,000 in aggregate principal amount of 6% Convertible Subordinated Notes due 2006 of Limited that is validly tendered and accepted.

         The Exchange Offers are being made upon the terms and subject to the conditions set forth in the preliminary prospectus which is a part of the Registration Statement (the "Prospectus") and the related letters of transmittal (the "Letters of Transmittal"). Copies of the Prospectus and the Letters of Transmittal are incorporated herein by reference to the Registration Statement.

         The information in the Prospectus and the Letters of Transmittal, any prospectus supplement or any amendment thereto related to the Exchange Offers hereafter filed with the SEC by Holdco, is incorporated by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

         This Amendment No. 3 to the Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Act of 1934, as amended.

ITEM 1.  SUMMARY TERM SHEET.

         Item 1 of the Schedule TO is hereby amended and restated in its entirety as follows:

         The information set forth in the sections of the Prospectus entitled "Questions and Answers About the Exchange Offers" and "Prospectus Summary" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         Section (b) of Item 2 of the Schedule TO is hereby amended and restated in its entirety as follows:

 (b) The information set forth in the section of the Prospectus entitled "Matters Relating to Outstanding Securities" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         Item 4 of the Schedule TO is hereby amended and supplemented as follows:

         The expiration date for the Exchange Offers set forth in the Schedule TO as 5:00 P.M., New York City time, on May 8, 2002, is hereby amended and extended to 12:00 Midnight, New York City time, on May 10, 2002, unless Holdco terminates the Exchange Offers or extends the expiration date of the Exchange Offers.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Item 5 of the Schedule TO is hereby amended and restated in its entirety as follows:

         The information set forth in the sections of the Prospectus entitled "Certain Relationships and Related Transactions," "Prospectus Summary" "Information About CoreComm Limited - Options" and "Description of Capital Stock" is incorporated herein by reference. Each of Limited and Holdco are parties to an exchange agreement which is described in the section of the Prospectus entitled "Certain Relationships and Related Transactions - Intercompany Exchange Agreement." Each of Michael Karp, The Florence Karp Trust, Thomas Gravina, Barclay Knapp, George Blumenthal, Richard Lubasch, Booth American Company, Debra Buruchian and Ted H. McCourtney and Limited and Holdco are parties to an exchange agreement which is described in the section of the Prospectus entitled "Description of Capital Stock - The Exchange Agreement."

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Sections (c)(1) and (c)(6) of Item 6 of the Schedule TO are hereby amended and restated in their entirety as follows:

(c) (1) The information set forth in the sections of the Prospectus entitled "Questions and Answers About the Exchange Offers" and "The Exchange Offers - Effect of the Exchange Offers" is incorporated herein by reference.


         (6) The information set forth in the sections of the Prospectus entitled "The Exchange Offers - Effect of the Exchange Offers - Transfer of Nasdaq listing," "Questions and Answers About the Exchange Offers - What are the consequences if less than 90% of the outstanding shares of CoreComm Limited common stock are tendered?" and Risk Factors - Risk Factors Relating To The Exchange Offers: If you fail to tender your shares of CoreComm Limited common stock we may not be able to complete the Holdco recapitalization and shares of CoreComm Limited common stock will likely be delisted from the Nasdaq National Market" is incorporated herein by reference.

         Section (c)(7) of Item 6 of the Schedule TO is hereby amended and supplemented to add to the end thereof the following:

         The information set forth in the section of the Prospectus entitled "Risk Factors - Risk Factors Relating To The Exchange Offers: CoreComm Limited common stock's registration under the Exchange Act could be terminated if the Holdco recapitalization is not completed" is incorporated herein by reference.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        CoreComm Holdco, Inc.


                                        By: /S/ MICHAEL A. PETERSON
                                           -------------------------------------
                                            Name:    Michael A. Peterson
                                            Title:   Executive Vice President,
                                                     Chief Operating Officer and
                                                     Chief Financial Officer

                                            Date: April 15, 2002

                                INDEX TO EXHIBITS

EXHIBIT NO.                       DESCRIPTION
-----------                       -----------

12(a)(1)(i)       Letter of Transmittal Relating to Limited Common Stock
                  (incorporated by reference to Exhibit 99.1 to the Registration
                  Statement)

12(a)(1)(ii)      Letter of Transmittal Relating to Public Notes (incorporated by reference to Exhibit 99.2 to the Registration Statement)

12(a)(1)(iii)     Notice of Guaranteed Delivery Relating to Limited Common Stock
                  (incorporated by reference to Exhibit 99.3 to the Registration
                  Statement)

12(a)(1)(iv)      Notice of Guaranteed Delivery Relating to Public Notes
                  (incorporated by reference to Exhibit 99.4 to the Registration
                  Statement)

12(a)(1)(v)       Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                  and Other Nominees (incorporated by reference to Exhibit 99.5 to the Registration Statement)

12(a)(1)(vi)      Letter to Clients for use by Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.6 to the Registration Statement)

12(a)(1)(vii)     Letter to Holders of Limited Common Stock (incorporated by reference to Exhibit 99.7 to the Registration Statement)

12(a)(1)(viii)    Letter to Holders of Public Notes (incorporated by reference to Exhibit 99.8 to the Registration Statement)

12(a)(1)(ix)      Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9 (incorporated by reference to Exhibit
                  99.9 to the Registration Statement)

12(a)(1)(x)       Press Release dated March 8, 2002*

12(a)(1)(xi)      Press Release dated April 8, 2002*

12(a)(2)          Not applicable

12(a)(3)          Not applicable

12(a)(4) Preliminary Prospectus dated April 15, 2002 (incorporated by reference to the Registration Statement)

12(a)(5) First Amended Complaint and Plaintiff's Motion for the Issuance of a Preliminary Injunction in the matter of WXIII/Far Yale Gen-Par, LLC, as

                  General Partner of WXIII/Far Yale Real Estate Limited Partnership vs. CoreComm Communications, Inc.; and CoreComm Limited*

12(b)             Not applicable

12(d)(1) CoreComm Limited 1998 Stock Option Plan (incorporated by reference to Exhibit 10.2 to CoreComm Limited's, a Bermuda corporation and predecessor to CoreComm Limited, registration statement on Form 10-12G/A, file no. 000-24521)*

12(d)(2) CoreComm Limited 1999 Stock Option Plan (incorporated by reference to Exhibit 10.5 to CoreComm Limited's, a Bermuda corporation and predecessor to CoreComm Limited, annual report on Form 10-K, filed on March 22, 1999)*

12(d)(3) CoreComm Limited 2000 Stock Option Plan (incorporated by reference to Annex B to CoreComm Limited's Definitive Proxy Statement on Schedule 14A for its Annual Meeting of Shareholders filed on April 27, 2000)*

12(d)(4) CoreComm Limited 2000 Special Stock Option Plan (incorporated by reference to Exhibit 4.5 to CoreComm Limited's, a Bermuda corporation and predecessor to CoreComm Limited, registration statement on Form S-8, file no. 333-33970)*

12(d)(5) CoreComm Limited 2000 Special ATX Stock Option Plan (incorporated by reference to Exhibit 10.50 to the registration statement on Form S-1/A, file no. 333-47984)*

12(d)(6) CoreComm Limited 2000 Special Voyager Stock Option Plan (incorporated by reference to Exhibit 10.51 to the registration statement on Form S-1/A, file no. 333-47984)*

12(g)             Not applicable

12(h)             Not applicable


-------------------
* Previously filed on Schedule TO.